SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-54191

NOTIFICATION OF LATE FILING

☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: June 30, 2017

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________

PART I

REGISTRANT INFORMATION

Full name of registrant	SINO AGRO FOOD, INC.
Address of principal executive office	Room 3801, China Shine Plaza, No. 9 Lin He Xi Road
City, state and zip code	Tianhe District, Guangzhou City, PRC

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the fiscal quarter ended June 30, 2017 has imposed requirements that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.

Part IV

Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Lee Yip Kun Solomon	(860)	20 22057860
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes    ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s revenues generated from sale of goods decreased by approximately $47 million, or 50%, from approximately $95 million for the quarterly period ended June 30, 2016 to approximately $48 million for the same period ended June 30, 2017.

The Company’s revenues generated from project development decreased by approximately $19 million, or 100%, from $19 million for the quarterly period ended June 30, 2016 to zero for the same period ended June 30, 2017 respectively.

The overall poor performance is primarily due to the impact of large volumes of imported beef unsettling the local beef industry, which led to poor performance in the following segments: concentrated live-stock feed and deboning of the imported beef and there is no service revenue derived from consulting and services this quarter primarily due to Triway's desire not to incur any capital expenditures until such time as it will have successfully obtained sufficient debt and/or equity financing to carry out future farm development.

SINO AGRO FOOD, INC.

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 10, 2017	/s/ Lee Yip Kun Solomon
By: Lee Yip Kun Solomon
Title: Chief Executive Officer